File No. 70-10098

               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549


                         AMENDMENT NO. 2
                               TO
                            FORM U-1


                    APPLICATION - DECLARATION
                              Under
         THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935


                     Entergy Louisiana, Inc.
                     4809 Jefferson Highway
                      Jefferson, LA  70121

          (Names of companies filing this statement and addresses of principal executive offices)


                       ENTERGY CORPORATION
(Name of top registered holding company parent of each applicant or declarant)



E. Renae Conley                           Steven C. McNeal
President and Chief Executive Officer     Vice President and Treasurer
Entergy Louisiana, Inc.                   Entergy Services, Inc.
4809 Jefferson Highway                    639 Loyola Avenue
Jefferson, LA  70121                      New Orleans, LA  70113


             (Name and address of agent for service)



         The Commission is also requested to send copies of communications in connection with this matter to:

                       John M. Adams, Jr.
                     Entergy Services, Inc.
                        639 Loyola Avenue
                     New Orleans, LA  70113

Item 1.  Description of Proposed Transaction

     Item 1 of the Application-Declaration in this file is hereby amended and restated to read as follows:

     Entergy Louisiana, Inc., a Louisiana corporation ("ELI"), is a wholly owned subsidiary of Entergy Corporation ("Entergy"), a registered holding company under the Public Utility Holding Company Act of 1935, as amended (the "Act"). ELI hereby requests the approval of the Securities and Exchange Commission (the "Commission"), during the period through December 31, 2003 (the "Authorization Period"), for ELI (1) to pay dividends with respect to its Common Stock out of capital or unearned surplus, or (2) to repurchase up to 46,000,000 shares of its Common Stock out of capital or unearned surplus, as more fully described below.

A.   Background.

     Pursuant to Internal Revenue Code Section 475, ELI took a mark-to-market tax deduction of approximately $2.316 billion as part of the Entergy Corporation consolidated tax return for the tax year ending December 31, 2001. The purchased power contract (the `Vidalia Contract") between Catalyst Old River Hydroelectric Limited Partnership and ELI gave rise to this mark-to-market tax deduction. This election is expected to provide a cash flow benefit to ELI of approximately $700 - $800 million during the fourth quarter of 2002. As of June 30, 2002, ELI had retained earnings of approximately $193 million. Subsequent to receipt of such additional cash, but prior to the expiration of the Authorization Period, ELI proposes to make one or more dividend payments to Entergy from capital surplus or to repurchase up to 46,000,000 shares of its Common Stock from Entergy, provided that the aggregate of such dividends and repurchase will not exceed $350 million (the "Transaction Limit"). ELI will pay book value ($7.75 per share at June 30, 2002) for each share of Common Stock that it repurchases. Such dividends or repurchases of Common Stock by ELI will enable ELI to reduce its common equity in accordance with the terms of a Order of the Louisiana Public Service Commission (the "LPSC Order"). Among other things, the LPSC Order requires that, to the extent ELI uses cash or cash related proceeds (the "Proceeds") derived from the tax accounting election to reduce its outstanding debt, it will also reduce equity in an amount necessary to maintain the Company's existing capital structure. Since ELI proposes to use a portion of the Proceeds to reduce debt, the proposed transactions are necessary to maintain ELI's capitalization ratios and to abide by the terms of the LPSC Order.

B.   Discussion.

     Section 12(c) of the Act makes it unlawful for any registered holding company or subsidiary company thereof to declare or pay a dividend on any security of such company or to acquire any security of such company in contravention of rules or regulations or orders the Commission may prescribe "to protect the financial integrity of companies in holding company systems, to safeguard the working capital of public utility companies, to prevent the payment of dividends out of capital or unearned surplus, and to prevent the circumvention of the provisions of [the Act]." Rule 46(a) promulgated under the Act prohibits a registered holding company or subsidiary thereof from paying dividends out of capital or unearned surplus except pursuant to a declaration and order of the Commission. The payment of the dividend must be appropriate, in the public interest, and in the best interests of the security holders. See Allegheny Generating Company, HCAR No. 26579 (September 19, 1996) and AEP Generating Company, HCAR No. 26754 (August 12, 1997). Similarly, Rule 42 promulgated under the Act requires prior Commission approval under Section 12(c) of the Act for a registered holding company or subsidiary thereof to repurchase from an associate company any security of which it is the issuer. Any such acquisition of securities must also be consistent with the above referenced standards of Section 12(c).

     The proposed transactions are fully consistent with the requirements of the Act. ELI is in sound financial condition. ELI had common equity of $1,281,000,000 as of June 30, 2002, which is more than adequate in relation to its $2,817,000,000 capitalization. Also, the company has a long and favorable history of prior earnings. Specifically, ELI reported net income of $125,055,000 for the year ended December 31, 2001 and net income of $101,983,300 for the six months ended June 30, 2002. The company's projected cash position after the reduction in common equity should continue to be adequate to meet all of its capital and operating requirements and pay its maturing debt.
For the year ended December 31, 2001 and six months ended June 30, 2002, ELI had a net cash flow from operations of approximately $430.5 million and $190.6 million, respectively. Capital expenditures for ELI are projected to total less than $200 million per year in 2003 and 2004. In view of ELI's expected future profitability and continuing positive cash flow from operations, ELI will have adequate resources to meet its capital needs over the Authorization Period even as it reduces its total capitalization.

     ELI represents that, upon effecting any of the proposed dividend payments or Common Stock repurchase transactions, its common equity capital will not fall below 30% of its total consolidated capitalization. ELI further represents that its cash position after any such payments will be sufficient to allow it to continue to meet its projected capital requirements and other obligations. Therefore, the proposed payments will not be detrimental to the financial integrity or working capital of ELI and will also be in the best interests of the public and Entergy, ELI's sole shareholder.

     Reference is hereby made to the Financial Statements filed herewith, including the pro forma journal entries, for further information with respect to the anticipated pro forma effects of the proposed transaction.

C.   ELI Mortgage Bond Covenant

     Certain Supplemental Indentures under ELI's April 1, 1944 Mortgage and Deed of Trust contain covenants (the "Dividend Covenants") that generally limit the aggregate amount of dividends/distributions on ELI's Common Stock and repurchases by ELI of its Common Stock to the sum of (a) the aggregate amount credited to earned surplus subsequent to the date of the applicable Supplemental Indenture, (b) a specific dollar amount set forth in the applicable Supplemental Indenture, and (c) "such additional amounts as shall be authorized or approved, upon application by [ELI], by the Securities and Exchange Commission, or by any successor commission thereto, under the Public Utility Holding Company Act of 1935." It is anticipated that the aggregate amount of dividends or Common Stock purchases proposed herein will reduce the amount available to pay dividends under this covenant by a like amount. Accordingly, ELI requests that the Commission's order issued in connection with this Application-Declaration, specifically authorize or approve "such additional amounts" of dividends or Common Stock purchases as may be necessary to implement the transactions proposed herein (up to the $350 million Transaction Limit) for purposes of each applicable Dividend Covenant.

D.   Compliance with Rule 54

    The proposed transactions are subject to Section 32(h)(4) of the Act and Rule 54 thereunder. In determining whether to approve the issue or sale of a security by a registered holding company for purposes other than the acquisition of an exempt wholesale generator ("EWG") or foreign utility company ("FUCO"), as defined in Section 32 and 33 under the Act, respectively, or other transactions by such registered holding company or its subsidiaries other than with respect to EWGs or FUCOs, the Commission shall not consider the effect of the capitalization or earnings of any subsidiary which is an EWG or FUCO upon the registered holding company system if Rules 53(a), (b) and (c) are satisfied. Entergy hereby represents that, pursuant to Rule 54 under the Act, (1) for the reasons discussed below, the condition set forth in Rule 53(a)(1) that Entergy's "aggregate investment" in EWGs and FUCOs not exceed 50% of Entergy's "consolidated retained earnings" is not currently satisfied, and (2) all of the other criteria of Rule 53(a) and (b) are satisfied. Specifically, Entergy and its subsidiary companies ("the Entergy System") have complied with, and will continue to comply with, the record keeping requirements of Rule 53(a)(2), the limitation in Rule 53(a)(3) on the use of Entergy System domestic public utility subsidiary companies' personnel in rendering services to affiliated EWGs and FUCOs, and the requirements of Rule 53(a)(4) concerning the submission of certain filings and reports under the Act to retail regulatory commissions. Finally, none of the conditions set forth in Rule 53(b), under which the provisions of Rule 53 would not be available, have been met.

     With respect to the condition set forth in clause (1) of Rule 53(a), Entergy's "aggregate investment" in Exempt Projects (approximately $1.9 billion) is equal to approximately 51.7% of Entergy's "consolidated retained earnings" as of September 30, 2002 (approximately $3.7 billion). Entergy's aggregate investment in Exempt Projects currently exceeds the 50% limitation in Rule 53(a)(1) as a result of increased investments in EWGs relating to the acquisition and/or construction of Eligible Facilities (as defined in Section 32 under the Act).

     Although Entergy's current aggregate investment in EWGs and FUCOs exceeds the limit specified in Rule 53(a)(1), by order dated June 13, 2000 (HCAR No. 27184) (the "June 2000 Order"), the Commission authorized Entergy to invest up to 100% of its consolidated retained earnings in Exempt Projects and, therefore, Entergy's aggregate investment in such Exempt Projects is within the parameters authorized in the June 2000 Order. However, even if Entergy was determined not to be in compliance with Rule 54 as a result of its failure to satisfy the requirements set by Rule 53(a)(1), and the effect of the capitalization and earnings of EWGs and FUCOs in which Entergy has an ownership interest upon the Entergy System was considered, there would be no basis for the Commission to withhold or deny approval for the proposal made in this Application-Declaration. The action requested in the instant filing, considered in conjunction with the effect of the capitalization and earnings of Entergy's EWGs and FUCOs, would not have a material adverse effect on the financial integrity of the Entergy System, or an adverse impact on Entergy's public-utility customers for the following reasons:

1. As of September 30, 2002, Entergy's aggregate investment in Exempt Projects is equal to 11% of Entergy's total consolidated capitalization, 11% of consolidated net utility plant and 21% of the market value of Entergy's common stock. As of March 31, 2000, the most recent calendar quarter preceding the June 2000 Order, Entergy's aggregate investment in Exempt Projects was equal to 7% of Entergy's total capitalization, 7% of Entergy's consolidated net utility plant and 24% of the market value of Entergy's outstanding common stock.

2. Entergy's consolidated retained earnings have grown by an average of 11% annually during the period since the Commission issued its June 2000 Order (i.e., from June 30, 2000 through June 30, 2002).

3. Income from Entergy's investments in Exempt Projects has contributed positively to its overall earnings during the period since the Commission issued the June 2000 Order.

4. As of March 31, 2000, the most recent calendar quarter preceding the June 2000 Order, Entergy's consolidated capitalization ratio was approximately 50.0% debt and approximately 50.0% equity, consisting of approximately 5.0% preferred stock and approximately 45.0% common stock. As of September 30, 2002, Entergy's consolidated capitalization ratio was approximately 50.5% debt and approximately 49.5% equity, consisting of approximately 3.4% preferred stock and approximately 46.1% common stock. These ratios are within industry ranges set by the independent debt rating agencies for BBB-rated electric utility companies.

5. Each of the considerations set forth in the June 2000 Order, in support of Entergy's assertion that its existing and proposed level of investment in Exempt Projects would not have an adverse impact on any Entergy operating utility subsidiaries or their ratepayers, or on the ability of interested state commissions to protect the utilities and their customers, continues to apply, as of the date of this Application-Declaration.

Accordingly, since the date of the June 2000 Order, the capitalization and earnings attributable to Entergy's investments in EWGs and FUCOs have not had an adverse impact on Entergy's financial integrity.

     Except to the extent otherwise authorized in the June 2000
Order or any subsequent order issued by the Commission, Entergy will maintain compliance with all of the conditions of Rule 53.

Item 2.  Fees, Commissions and Expenses.

     The estimated fees, commissions and expenses to be paid or incurred, directly or indirectly, in connection with the transaction described herein will not exceed $20,000.

Item 3.  Exhibits and Financial Statements.

     Exhibit D - Order of Louisiana Public Service Commission, dated October 16, 2002, and Exhibit F - Opinion of Counsel are filed with this Amendment.

                           SIGNATURES

     Pursuant to the requirements of the Public Utility Holding
Company Act of 1935, the undersigned company has duly caused this statement to be signed on their behalf by the undersigned thereunto duly authorized.


                              ENTERGY LOUISIANA, INC.


                              By:  /s/ Steven C. McNeal
                                   Steven C. McNeal
                                   Vice President and Treasurer



Dated:  December 18, 2002